R. Michael McEntee Vice President and Chief Financial Officer

April 23, 2007

United States
Securities and Exchange Commission
Division of Corporate Finance
Washington DC 20549-7010

Dear Sirs:

The following is in response to your letter of February 20, 2007:

General

Comment:
1.
We understand from your response letter dated October 10, 2006 that you have requested confidential treatment of your entire response letter.  You may want to reconsider your request to seek confidential treatment of the entire document since certain information may not warrant confidential treatment.  Should you reconsider your request, we ask that you:

▪	resubmit your paper response and limit your Rule 83 request to only those portions of the response letter which must remain confidential;
▪	submit an electronic version of the response letter on EDGAR as correspondence and include all the non-confidential information in that letter; and
▪	redact the information subject to the new Rule 83 request and mark the response letter using brackets or other clear markings to indicate the location of the omitted material.

Response:

The Company will resubmit the initial response and will not redact any of the information submitted on the initial paper response.  This response will be filed via EDGAR.

Prior Comment Eight – Note 6 – Discontinued Operations including Certain Environmental Remediation, page 40

Comment:

2.
It is not clear to us why you believe it is appropriate to include payments to the PBGC under discontinued financing cash flows.  Despite the fact that these payments will continue for several years, it does [not] appear to us to be appropriate to classify the cash flows as financing activities.  Please advise or revise.

Response:

The Company is now including the PBGC payment under discontinued operating cash flows beginning with the 2006 Form 10-K.

570 Lake Cook Road, Suite 200 ●  Deerfield, IL 60015 ●  (847) 689-4900 Ext. 200 ●  Fax: (847) 689-0307 ●  mmcentee@fansteel.com

R. Michael McEntee Vice President and Chief Financial Officer

Prior Comment Thirteen – Note 14- Business Segments, page 50
Comment:

3.
We note your response to prior comment thirteen and the supplemental information provided.  However, in order for us to better understand your operating segments, please provide us with copies of the internal reports with the amounts included.  In addition, please tell us if AST and Intercast are operating segments.  If they are not operating segments, please explain why.  If they are operating segments, please demonstrate how you determined it is appropriate to aggregate them under Industrial Metal Components.

Response:

Attached are copies of the monthly reporting supplied to the CODM that is used to manage and operate the business (Schedule D).  Schedule D will be redacted on the electronic filing as confidential information.

AST and Intercast are operating segments based on the 10% test.  These operating segments are aggregated as both manufacture engineered components from a metal fabrication process, serve the same markets, have similar or the same customers, share manufacturing sales representatives, are the same legal entity, and have centralized strategic and financial management.

In connection with responding to these comments, the Company acknowledges that:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
▪	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
▪	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

R. Michael McEntee

570 Lake Cook Road, Suite 200 ●  Deerfield, IL 60015 ●  (847) 689-4900 Ext. 200 ●  Fax: (847) 689-0307 ●  mmcentee@fansteel.com

SCHEDULE D

FANSTEEL INC

Consolidated
2006
(000's)

		Better (Worse)		Six	Better (Worse)
	June	Budget	Prior Year	Months	Budget	Prior Year
Continuing Operations
Net Sales
% change

Income (Loss) Before Taxes
% to sales

Discontinued Operations

Income (Loss) Before Taxes

Consolidated
Net Income (Loss)
Per Share

EBITDA			Redacted

Cash Flow (excluding borrowing)
Continuing operations
Discontinued operations

Capital Expenditures
% to sales

Orders
% change

Backlog
% change

Sales per Employee

Headcount
Hourly
Salaried
Total

Note: Discontinued Operations includes Washington Mfg, the SPE's and retained employee benefits for Hydro Carbide, California Drop Forge, VR/Wesson Plantsville and VR/Wesson Lexington.

Financial Report for June 2006 - Consolidated

•	Sales for the Month

Redacted

•	Profitability for the Month

Redacted

•	Year-to-Date Sales

Redacted

•	Year-to-Date Profits

Redacted

•	EBITDA

Redacted

•	Cash Flow

Redacted

•	Orders and Backlog

Redacted

•	Other Items

Redacted

FANSTEEL INC

Advanced Structures - Wellman Dynamics
2006		Better (Worse)		Six	Better (Worse)
(000's)	June	Budget	Prior Year	Months	Budget	Prior Year
Net Sales
% change

Income Before Taxes
% to sales

EBITDA

Cash Flow
% to sales

Capital Expenditures			Redacted
% to sales

Orders
change

Backlog
% change

Sales per Employee

Headcount
Hourly
Salaried
Total

Financial Report for June 2006 - Wellman

•	Sales for the Month

Redacted

•	Profitability for the Month

Redacted

•	Year-to-Date Sales

Redacted

•	Year-to-Date Profits

Redacted

•	EBITDA

Redacted

•	Cash Flow

Redacted

•	Orders and Backlog

Redacted

•	Other Items

Redacted

FANSTEEL INC

Industrial Metal Components - American Sintered Tech
2006		Better (Worse)		Six	Better (Worse)
(000's)	June	Budget	Prior Year	Months	Budget	Prior Year

Net Sales
% change

Income Before Taxes
% to sales

EBITDA

Cash Flow
% to sales

Capital Expenditures
% to sales			Redacted

Orders
% change

Backlog
% change

Sales per Employee

Headcount
Hourly
Salaried
Total

Financial Report for June 2006 — American Sintered Technologies

•	Sales for the Month

Redacted
•	Profitability for the Month

Redacted

•	Year-to-Date Sales

Redacted
•	Year-to-Date Profits

Redacted

•	EBITDA

Redacted

•	Cash Flow

Redacted

•	Orders and Backlog

Redacted

•	Other Items

Redacted

FANSTEEL INC

Industrial Metal Components - Intercast
2006		Better (Worse)		Six	Better (Worse)
(000's)	June	Budget	Prior Year	Months	Budget	Prior Year
Net Sales
% change

Income Before Taxes
% to sales

EBITDA

Cash Flow
% to sales

Capital Expenditures			Redacted
% to sales

Orders
% change

Backlog
% change

Sales per Employee

Headcount
Hourly
Salaried
Total

Financial Report for June 2006 - Intercast

•	Sales for the Month

Redacted

•	Profitability for the Month

Redacted

•	Year-to-Date Sales

Redacted

•	Year-to-Date Profits

Redacted

•	EBITDA

Redacted

•	Cash Flow

Redacted

•	Orders and Backlog

Redacted

•	Other Items

Redacted

FANSTEEL INC.
Comparative Consolidated Statement of Income (Loss)

Month of June
	Budget - 2006 (000's Omitted)		Actual - 2006		Actual - 2005
	Amount	% Net Sales	Amount	% Net Sales	Amount	% Net Sales

Gross Sales
Less: Defective mat'l returned
Sales allowances
Cash discounts
Total sales deductions

Net Sales

Cost of Sales

Gross Profit

Selling, General & Admin. Expense
Selling expense
General & Admin. expense
Environmental remediation
Total S G & A and Environ. Expense

Operating Income

Other Income (Expense)

Income (Loss) from Continuing Operations Before Reorg Costs			Redacted
Bankruptcy Reorganization Costs

Income (Loss) Before Taxes from Continuing Operations
Provision for Taxes

Net Income from Continuing Operations
Discontinued Operations - Net

Net Income

Per Weighted Average Share:
Continuing Operations
Discontinued Operations
Net Income

Weighted Average Shares Outstanding

Depreciation and Amortization Expense

FANSTEEL INC.
Comparative Consolidated Statement of Income (Loss)

For the Six Months Ended June 30,
	Budget - 2006 (000's Omitted)		Actual - 2006		Actual - 2005
	Amount	% Net Sales	Amount	% Net Sales	Amount	% Net Sales

Gross Sales
Less: Defective mat'l returned
Sales allowances
Cash discounts
Total sales deductions

Net Sales

Cost of Sales

Gross Profit

Selling, General & Admin. Expense
Selling expense
General & Admin. expense
Environmental remediation
Total S G & A and Environ. Expense			Redacted

Operating Income

Other Income (Expense)

Income (Loss) from Continuing Operations Before Reorg Costs
Bankruptcy Reorganization Costs

Income (Loss) Before Taxes from Continuing Operations
Provision for Taxes

Net Income from Continuing Operations
Discontinued Operations - Net

Net Income

Per Weighted Average Share:
Continuing Operations
Discontinued Operations
Net Income

Weighted Average Shares Outstanding

Depreciation and Amortization Expense

FANSTEEL INC.
Consolidated Balance Sheet

	June 30,	Increase (Decrease) From
Assets	2006	Prior Month	Year-to-Date	Prior Year

Current Assets
Cash and cash equivalents
Restricted cash
Receivables:
Customer, net of doubtful account reserve of $180,905
Other
Income tax refund receivable
Net receivables
Inventories:
Raw material
Work-in-process
Supplies
Finished goods -
Finished inventory
Consigned inventory
Sub-total Finished Goods
Gross inventory		Redacted
Less: LIFO reserve
Total inventories
Other assets - current
Total current assets

Other Assets
Reorganization value in excess
Property held for sale
Other
Total other assets

Property , Plant and Equipment
Land
Buildings
Machinery and equipment

Less: Accum. depreciation and amort.
Net property, plant and equip.

Total Assets

FANSTEEL INC.
Consolidated Balance Sheet

	June 30,	Increase (Decrease) From
Liabilities & Shareholders' Equity	2006	Prior Month	Year-to-Date	Prior Year

Current Liabilities
Short-term borrowings
Current portion of long-term debt
Accounts payable
Accrued liabilities
Accrued income taxes
Dividends payable
Total current liabilities

Long-Term Debt

Other Liabilities
Disc. operations and environ. remediation
Deferred income taxes
Long-term pension liability		Redacted
Total other liabilities

Shareholders' Equity
Common stock par value $.01 per share Authorized 3,420,000 shares; Issued and outstanding 3,420,000 shares
Capital in excess of par value
Equity - unearned compensation
Minimum pension liability adjustment
Foreign currency translation adjustment
Retained earnings
Total shareholders' equity

Total Liabilities and Shareholder's Equity

FANSTEEL INC.
Summary of Changes in Financial Position

Six Months
	Month of	Ended
	June 30,	June 30,
	2006	2006

Beginning Cash

Sources of Funds
From Operations
Income (Loss) Before Taxes
Depreciation & Amortization
Proceeds from Assets Held for Sale

Fixed Asset Disposals

Other Current Working Capital Changes:
Accounts Receivable
Net Inventories	Redacted
Prepaid Expenses
Payables and Accruals
Total Other Working Capital. Changes

Long-Term Borrowing
Other Items

Net Funds Provided

Application of Funds
Capital Expenditures
Dividend Payments
Tax Payments (Refunds)
Reduction of Debt
Fresh Start Accounting Adjustments
Total Funds Applied

Change in Cash
Continuing Operations
Discontinued Operations
Total

Ending Cash

Cash Flow Excluding Debt

Continuing Operations
Discontinued Operations
Total

Fansteel Inc.
Summary of Changes in Financial Position by Location
For the Month Ended June 30, 2006						TOTAL
						SPECIAL PURP	FLRI	FLRI	WI	NCI
	CONTINUING OPS	Corporate	Wellman	AST	Intercast	ENTERPRISES	Lexington	Waukegan	N. Chicago	Muskogee	Washington
BEGINNING CASH

SOURCES OF FUNDS
Income Before Corporate Allocation
Depreciation & Amortization
Fixed Asset Disposals
Other Current Working Capital:
Accounts Receivables
Inventories
Prepaid Expenses
Payables and Accruals
Total Other W.C. Changes
Long-Term Borrowing
Other Items
Net Funds Provided
Redacted

APPLICATION OF FUNDS
Capital Expenditures
Dividend Payments - Common
Reduction of Debt
Total Funds Applied
Changes in Cash Before
Corp. Allocation and Taxes

Corporate Allocation
Tax Payments
Fresh Start Accounting Adjmnt
Continuing Ops Changes in Cash
Discontinued Ops Changes in Cash
Total Change in Cash

ENDING CASH

Fansteel Inc.
Summary of Changes in Financial Position by Location
For the Six Months Ended June 30, 2006						TOTAL
						SPECIAL PURP	FLRI	FLRI	WI	NCI
	CONTINUING OPS	Corporate	Wellman	AST	Intercast	ENTERPRISES	Lexington	Waukegan	N. Chicago	Muskogee	Washington
BEGINNING CASH

SOURCES OF FUNDS
Income Before Corporate Allocation
Depreciation & Amortization
Fixed Asset Disposals
Other Current Working Capital:
Accounts Receivables
Inventories
Prepaid Expenses
Payables and Accruals
Total Other W.C. Changes

Long-Term Borrowing
Other Items
Net Funds Provided						Redacted

APPLICATION OF FUNDS
Capital Expenditures
Dividend Payments - Common YTD
Reduction of Debt
Total Funds Applied
Changes in Cash Before
Corp. Allocation and Taxes

Corporate Allocation
Tax Payments
Fresh Start Accounting Adjmnt
Continuing Ops Changes in Cash
Discontinued Ops Changes in Cash
Total Change in Cash

ENDING CASH

FANSTEEL INC.
Comparative Summary of Sales
Month of June 2006
(000's)

Better (Worse) Than
	Actual	Budget	Prior Month	Prior Year

Advanced Structures
Wellman Dynamics

Industrial Metal Components
AST
Intercast		Redacted
Elimination

Inter-Co Elimination

Net Sales

FANSTEEL INC.
Comparative Summary of Sales
For the Six Months Ended June 30,
(000's)

Better (Worse) Than
Prior
	Actual - 2006	Budget	Year

Advanced Structures
Wellman Dynamics

Industrial Metal Components
AST
Intercast	Redacted
Elimination

Inter-Co Elimination

Net Sales

FANSTEEL INC.
Comparative Summary of Income
Month of June 2006
(000's)

Better (Worse) Than
			Prior	Prior
	Actual	Budget	Month	Year

Advanced Structures
Wellman Dynamics

Industrial Metal Components
AST
Intercast		Redacted

Corporate

Continuing Operations

Discontinued Operations

Net Income (Loss)

FANSTEEL INC.
Comparative Summary of Income
For the Six Months Ended June 30,
(000's)

Better (Worse) Than
Prior
	Actual - 2006	Budget	Year

Advanced Structures
Wellman Dynamics

Industrial Metal Components
AST
Intercast		Redacted

Corporate

Continuing Operations

Discontinued Operations

Net Income (Loss)

FANSTEEL  INC.
Summary of Unfilled Orders

As of
	June 30,	Better/(Worse) Than
	2006	Prior Month	Year-to-Date	Prior Year

Advanced Structures
Wellman Dynamics
Total Advanced Structures

Industrial Metal Components
American Sintered Technologies
Intercast		Redacted
Interplant Elimination
Total Industrial Metal Components

Intracompany Elimination

Fansteel Inc.				$

Fansteel Inc.
Summary of Orders

Month of June
	Actual 2006	Actual 2005	Better/(Worse) Than
Advanced Structures
Wellman Dynamics
Total Advanced Structures

Industrial Metal Components
American Sintered Technologies
Intercast		Redacted
Interplant Elimination
Total Industrial Metal Components

Intracompany Elimination

Fansteel Inc.

Fansteel Inc.
Summary of Orders

For the Six Months Ended June 30,
	Actual 2006	Actual 2005	Better/(Worse) Than
Advanced Structures
Wellman Dynamics
Total Advanced Structures

Industrial Metal Components
American Sintered Technologies
Intercast		Redacted
Interplant Elimination
Total Industrial Metal Components

Intracompany Elimination

Fansteel Inc.

FANSTEEL INC.
Statement of Gross Inventories

Gross Inventory
	June 30,	Better/(Worse) Than
	2006	Budget	Prior Month	Year-to-Date	Prior Year

Advanced Structures
Wellman Dynamics
Total Advanced Structures

Industrial Metal Components
American Sintered Technologies
Intercast			Redacted
Total Industrial Metal Comp.

Continuing Operations

Discontinued

Fansteel Inc.

Inventory Turns
	June 30,	Better/(Worse) Than
	2006	Budget	Prior Full Yr

Advanced Structures
Wellman Dynamics

Industrial Metal Components
American Sintered Technologies
Intercast

FANSTEEL INC.
Statement of Customer Accounts Receivable

Customer Accounts Receivable
	June 30,	Better/(Worse) than
	2006	Budget	Prior Month	Year-to-Date	Prior Year

Advanced Structures
Wellman Dynamics
Total Advanced Structures

Industrial Metal Components
American Sintered Technologies
Intercast			Redacted
Total Industrial Metal Comp.

Continuing Operations

Discontinued

Fansteel Inc.

Days Outstanding
	June 30,	Better/(Worse) Than
	2006	Budget	Prior Full Yr

Advanced Structures
Wellman Dynamics

Industrial Metal Components
American Sintered Technologies
Intercast

Clausen Miller	CLAUSEN MILLER P.C. CHICAGO, IL IRVINE, CA NEW YORK, NY PARSIPPANY, NJ WHEATON, IL	CLAUSEN MILLER L.L.P LONDON, ENGLAND	CLAUSEN MILLER EUROPE Clausen Miller PC, Clausen Miller L.L.P, LONDON Tetaud-Larnbard-Jarni Associes, PARIS Studio Legal< Corapi, ROME van Cutsem-Wittamer-Marnef & Partners, BRUSSELS

Attorneys at Law	10 South LaSalle Street • Chicago, IL 60603 • www.clausen.com
Tel: 312.855.1010 • Fax: 312.606.7777

Paul Bozych
Direct Line:	312/606-7838
E-Mail:	pbozych@clausen.com

                                      April 20, 2007

Dear Sirs:

Please be advised that we are outside counsel for Fansteel, Inc. Our client has been asked to submit supplemental information in response to an inquiry from the SEC. Fansteel requests that confidential status be awarded to portions of Fansteel's response pursuant to Rules 406, 24b-2, and 83. These rules are applicable for the reason that Fansteel's response contains highly proprietary commercial and financial information that is privileged and confidential. Disclosure of same would cause irreparable harm to Fansteel in the market place.

Schedule D (F000-F0031) to Fansteel's response contains the information to which confidential status must be given. The information is subject to one or more FOIA exemption, including but not limited to (d) trade secrets and privileged commercial or financial infoiniation.

The entirety of Schedule D (F0001-F0031) must be afforded confidential status for the reason that it contains detailed proprietary financial information of Fansteel which includes highly confidential sales information and profit data. Release of this information in the public domain would irreparably harm Fansteel in the market place.

Schedule D (F0001-F0031) should be given confidential status for the entirety of the 10-year period allowed, ending on April 20, 2017.

Clausen
Miller.

US SEC
April 20, 2007

Communication concerning this request and any notices or orders should be directed to Paul Bozych at Clausen Miller, PC, 10 S. LaSalle, Chicago, Illinois, 60603. Our telephone number is 312.606.7838. I can also be reached at pbozych@clausen.com.

Very truly yours,

CLAUSEN MILLER P.C.

By:
Paul Bozych
PB/vbk
cc: R. Michael McEntee
570 Lake Cook Road, Suite 200 Deerfield, IL 60015